Exhibit 99.1

Nisun International Enterprise Development Group Co., Ltd to Increase Presence in the Chinese Medicinal Herbs Market

SHANGHAI, April 14, 2023 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that the Company’s subsidiary, Nisun Haiyuan (Qingdao) Supply Chain Management Co. Ltd (“Nisun Haiyuan”), a joint venture company established by NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd and Qingdao Haiyuan Daodi Chinese Medicinal Herbs Technology Co., Ltd (“Daodi”), has signed an agricultural trade management services agreement (the “Agreement”) with Qingdao Shenghui Traditional Chinese Medicine Planting Professional Cooperative (“Shenghui”), an affiliate of Daodi primarily engaged in the cultivation of traditional Chinese medicinal herbs. The Agreement represents a significant initiative of the Company’s supply chain business strategy to increase its presence and pursue growth avenues in the Chinese medicinal herbs products market.

Traditional Chinese medicinal herbs form a key component of traditional Chinese medicine, which enjoys wide popularity in China and accounted for 40% of China’s pharmaceutical market in 2019. The traditional Chinese medicine market, which was over US$19 billion by 2022, is expected to reach US$48 billion by 2030, at a compound annual growth rate of 11.9% during the forecast period 2023 to 2030.

The Agreement was executed as a part of Nisun’s supply chain trading operations. Under the Agreement, Nisun Haiyuan will purchase traditional Chinese medicinal herbs from designated suppliers based on orders from Shenghui and arrange for delivery of the herbs to the warehouses of companies according to the orders of pharmaceutical company customers. Within 60 days after the warehousing quality inspection is passed, the pharmaceutical companies will make payment for the goods.

Mr. Xiaoyun Huang, Chief Executive Officer of Nisun, commented, “We are excited to cooperate with Daodi and Shenghui as we see this as a great opportunity to establish our presence in the fast-growing traditional Chinese medical herbs market. The business cooperation will enable us to further diversify and expand our service offerings, thus facilitating our supply chain business development. Moving forward, we plan to work closely with Shenghui to ensure the quality and availability of the products, while continuing to seek and seize more development opportunities in the Chinese medicinal herbs market. We are confident in our business model and capabilities to continue creating additional values for our customers and shareholders.”

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Tel: +86 (21) 2357-0055

Email: ir@cnisun.com

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 (917) 609 0333

Email: tina.xiao@ascent-ir.com